SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                          The Furia Organization, Inc.
                          ----------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                    36106010
                      ------------------------------------
                      (CUSIP Number of Class of Securities)

                             Martin Cohen, President
                            RN Capital Partners, Inc.
                         5030 Champion Boulevard, G6#237
                            Boca Raton, Florida 33496
                                 (561) 241-4713
                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 21, 2000
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

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CUSIP No. 36106010                                                   Page 2 of 5

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       RN Capital Partners, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]

                                                                    (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Florida
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
                          13,500,000
 NUMBER OF      ----------------------------------------------------------------
    SHARES        8       SHARED VOTING POWER
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING        9       SOLE DISPOSITIVE POWER
PERSON WITH               13,500,000
                ----------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
       13,500,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       33%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------

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CUSIP No. 36106010                                                   Page 3 of 5


Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, no par value (the "Common Stock"), of The Furia Organization, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 5030 Champion Boulevard, G6#237, Boca Raton, Florida 33496.

Item 2. Identity and Background.

         (a) This statement is filed by RN Capital Partners, Inc. (the "Reporting Person") with respect to shares directly owned by it.

         Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

         (b) The business address of RN Capital Partners, Inc. is 5030 Champion Boulevard, G6#237, Boca Raton, Florida 33496.

         (c) RN Capital Partners, Inc. is a privately held financial consulting company and is a private investor.

         (d) No officer, director or shareholder of the Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither the Reporting Person nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) RN Capital Partners, Inc. is a Florida corporation.

Item 3. Source and Amount of Funds or Other Consideration.

         On December 21, 2000, in consideration of the services rendered and to be rendered by RN in (1) negotiating, structuring and finalizing the recession, nun pro tunc referred to above; (2) seeking and negotiating with potential candidates interested in merging with the Company; (3) putting the Company in compliance with its obligations as a 12G Company under the Securities Exchange Act of 1934, as amended; and (4) paying and/or assuming the payment of the Company's expenses, accrued and to be accrued,(including but not limited to legal and accounting fees) in connection with "cleaning up" the Company and bringing it in compliance with its obligations as a 12G Company, the Board of Directors of the Company authorized and directed the issuance of 13,500,000 shares of its Common Stock to RN. To-date, RN has paid and/or assumed approximately $32,000 of obligations on behalf of the Company.

CUSIP No. 36106010                                                   Page 4 of 5


Item 4. Purpose of Transaction.

         The shares of Common Stock deemed to be beneficially owned by RN Capital Partners, Inc. were acquired for, and are being held for, investment purposes. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. In connection therewith, RN Capital Partners, Inc. may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors.

         The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

         (a) As of the close of business on August 20, 2002, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 13,500,000 shares of Common Stock. As of August 20, 2002 these shares represented 33% of the sum of the 40,898,479 total shares of Common Stock outstanding as reported by the Company's transfer agent.

         (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D.

         (c) There have been no transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to and including October 21, 1999 up to the present.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 36106010                                                   Page 5 of 5


Item 7. Material to be Filed as Exhibits.

         None.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                 RN Capital Partners, Inc.


Dated:  August 21, 2002                          By:  /s/ Martin Cohen
                                                     --------------------------
                                                      Martin Cohen, President